May 22, 2020

Andi Carpenter

Martin James

United States, Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

Re: George Risk Industries, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2019

Filed August 13,2019

Amendment No.1 to Form 10-K for the Fiscal Year Ended April 30, 2019

Filed March 25, 2020

File No. 000-05378

Dear Ms. Carpenter and Mr. James:

In response to your comments on our Amendment to Form 10-K for the Fiscal Year Ended April 30, 2019:

Amendment No 1 to Form 10-K for the Fiscal Year Ended April 30, 2019

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment:

1.	We note changes to Notes 3,6, 8 and 13, and the emphasis of a matter paragraph that references Note 13. However, the audit report is dual dated as of “August 13, 2019” except for Note 3, for which the date is March 23, 2020.” Please further amend the Form 10-K to have your auditors include an audit report that is correctly dated to reflect their audit of the restated financial statements. Refer to PCAOB Auditing Standard 3110.

Response:

●	Our auditors will include a correctly dated and correctly inclusive audit report with the newly amended form 10-K, in accordance with above referenced PCAOB Auditing Standard 3110

Notes to Financial Statements

8. Income Taxes, page F-21

Comment:

2.	Please revise the reconciliation of income taxes with Federal and State taxable income to foot correctly.

Response:

The Reconciliation of income taxes with Federal and State taxable income for the years ended 2019 and 2018 have been footed and agree with the total listed of $3,561,000 and $2,592,000, respectively.

13. Correction of Previously Issued Financial Statements, pages F-25

Comment:

3.	We note that you adopted ASU 2016-01 as of May 1, 2018 but that you recorded the onetime adjustment to retained earnings to reclassify the accumulated other comprehensive gain related to unrealized gains on equity securities as of April 30, 2019. Further, we note from your amended Forms 10-Q that no changes were made to your fiscal year 2019 interim financial statements. Please address the following:

● Provide us with your supporting calculation of the $2,424,000 adjustment to Other comprehensive income and retained earnings as a result of the adoption of ASU 2016-01 and explain how the amount reconciles to the net unrealized gains disclosed in the tables in Note 3.

● Explain to us how you have complied with the adoption guidance in ASU 2016-01 which states that an entity should apply the amendments by means of a cumulative effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, or revise to comply.

● Tell us how you applied the accounting guidance in ASU 2016-01 during the interim periods in the fiscal year beginning May 1, 2018 and ending April 30, 2019, or revise to apply the guidance.

Response:

● The cumulative effect of the $2,424,000 restatement on accumulated other comprehensive income and retained earnings as a result of the adoption of ASU 2016-01 is as follows:

Note 3. Investments (Form 10-K for the Fiscal Year Ended April 30, 2019)

	05/01/2018
Equity Securities:
Unrealized Gains	3,714,000
Unrealized Losses	(311,000)
Net Change	3,403,000

Income Tax Effect	979,000	28.81%

Adjustment to OCI	2,424,000

● The adjustment above was recorded as a cumulative-effect adjustment to the balance sheet as of the beginning of fiscal year 2019 (see Note 13 for addition information on the restatement).

● The Income Statements, Statements of Comprehensive Income, Statements of Stockholders’ Equity and Statements of Cash Flows were revised within the Amended Annual Report for the Fiscal Year Ended April 30, 2019 and the Amended Quarterly Reports for the quarterly periods ended July 31, 2019, October 31, 2019 and January 31, 2020 to give effect to the implementation of ASU-2016-01.

13. Correction of Previously Issued Financial Statements, pages F-25 (continued)

Comment:

4.	Further amend the filing to comply fully with the requirements of ASC 250-10-50-07 through 10 in presenting the restated financial statements and related disclosure.

Please address the following:

● Label all changed columns or captions to your primary financial statements as well as to the notes to financial statements “As Restated.”

● State clearly in this note that your previously issued financial statements have been restated.

● Disclose the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented. Refer to the examples in ASC 250-10-50-55 for further guidance.

● Disclose the cumulative effect of the correction on retained earnings or other appropriate components of equity or net assets in the statement of financial position as of the beginning of the earliest period presented.

Response:

● All changed columns and/or captions on the primary financial statements as well as to the notes to financial statements within the Amended Annual Report for the Fiscal Year Ended April 30, 2019 and the Amended Quarterly Reports for the quarterly periods ended July 31, 2019, October 31, 2019 and January 31, 2020 were labeled “As Restated.”

In conformity with the requirements of ASC 250-10-50-07, we have added Note 13 “Correction of Previous Issued Financial Statements” for the fiscal year ended April 30, 2019. Notes 9 “Correction of Previously Issued Financial Statements” for the quarterly periods ended July 31, 2019 and October 31, 2019 and Note 10 “Correction of Previous Issued Financial Statements” for the quarterly period ended January 31, 2020. These notes disclose that our previously issued financial statements have been restated; the effects of the correction on each financial statement line item and any per-share amounts affected for each prior period presented and the cumulative effect of the correction on retained earnings and accumulated other comprehensive income as of the beginning of fiscal year 2019.

Comment:

5.	Revise the filing to present all earnings per share amounts to the nearest cent (i.e., only two decimal points) so as not to imply a greater level of precision than exists.

Response:

● The earnings per share numbers presented within the Amended Annual Report for the Fiscal Year Ended April 30, 2019 and the Amended Quarterly Reports for the quarterly periods ended July 31, 2019, October 31, 2019 and January 31, 2020 have been reviewed and revised where necessary, to disclose the amounts presented to the nearest cent.

Sincerely,

/s/ Stephanie M. Risk-McElroy

Stephanie M. Risk-McElroy

President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board